EXHIBIT 4.17


                                   TIKCRO LTD.

                     TIKCRO STOCK OPTION PLAN (AMENDED 2003)

                               A. NAME AND PURPOSE

     1. NAME: This plan, as amended from time to time, shall be known as the "Tikcro 2003 Stock Option Plan" (the "PLAN").

     2. PURPOSE: The purpose and intent of the Plan is to provide incentives to employees, directors, consultants and contractors of Tikcro Ltd., a company organized under the laws of the State of Israel, and any of its subsidiaries or affiliates (unless the context suggests otherwise - collectively, the "Company") by providing them with opportunities to purchase Ordinary Shares ("SHARES") of the Company, pursuant to a plan approved by the Board of Directors of the Company (the "BOARD"). Grants pursuant to the Plan will be subject to applicable tax laws, which may include, buy not be limited to, the provisions of the US Internal Revenue Code of 1986, as amended (the "Code"), regarding incentive stock options ("ISO's") (Code Section 422), US non-statutory stock options ("NSO's") (not intended to satisfy the requirements of Code Section 422), or to
Section 102 of the Israeli Income Tax Ordinance [New Version] 1961.

                   B. GENERAL TERMS AND CONDITIONS OF THE PLAN

     3.   ADMINISTRATION:

          3.1 The Board may appoint a Share Incentive Committee which will consist of such number of Directors or officers of the Company, as may be fixed from time to time by the Board. The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee and shall fill vacancies in the Committee however caused. The Plan will be administered by the Share Incentive Committee, or where not permitted according to any applicable law, by the Board (collectively - the "COMMITTEE").

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          3.2  The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. Actions taken by a majority of the members of the Committee, at a meeting at which a majority of its members is present, or acts reduced to, or approved in, writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

          3.3 Subject to the general terms and conditions of this Plan, the Committee shall have the full authority in its discretion, from time to time and at any time, to determine (i) the persons (the "GRANTEES") to whom options to purchase Shares (the "OPTIONS") shall be granted, (ii) the number of Shares to be covered by each Option, (iii) the time or times at which the same shall be granted, (iv) the schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for, (v) the type of plan or taxation route that shall govern the Options, as applicable (ISO, NSO, Section 102 or otherwise), (vi) to establish sub plans ("SUB PLAN") for certain Grantees, as determined by the Committee (each Sub Plan shall be considered a Plan for purposes of this Plan), and/or (vi) any other matters which are necessary or desirable for, or incidental to the administration of the Plan.

          3.4 The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan as it may deem necessary. No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.

          3.5 The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board.

     4.   ELIGIBLE GRANTEES:

          4.1 The Committee, at its discretion, may grant Options to any employee, director, consultant or contractor of the Company. Anything in this Plan to the contrary notwithstanding, grants of Options to directors, shall be authorized and implemented only in accordance with the provisions of applicable law.

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          4.2  The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of options pursuant to this Plan or any other share option plan of the Company.

     5.   GRANT OF OPTIONS AND ISSUANCE OF SHARES IN TRUST:

          5.1 The effective date of the grant of an Option (the "DATE OF GRANT") shall be the date the Committee resolved to award the Option, unless otherwise.specified by the Committee in its determination relating to the award of such Option.

          5.2 Anything herein to the contrary notwithstanding, Options granted under the Plan to Grantees may be granted by the Company to a trustee designated by the Committee and, if required under applicable law, approved by the Israeli Commissioner of Income Tax (the "TRUSTEE"), and the Trustee shall hold each such Option and the Shares issued upon exercise thereof in trust (the "TRUST") for the benefit of the Grantee in respect of whom such Option was granted (the "BENEFICIAL GRANTEE"). All certificates representing Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as herein provided.

          5.3  (a)  With respect to Options granted to the Trustee under
Section 102(b) of the Israeli Income Tax Ordinance ("102 OPTIONS"), the following shall apply:

                    (i) A Grantee granted 102 Options shall not be entitled to sell the Shares received upon exercise thereof (the "EXERCISED SHARES") or to transfer such Exercised Shares (or such 102 Options) from the Trust prior to the "End of the Period" (as defined in Section 102 of the Income Tax Ordinance);

                    (ii) Any and all rights issued in respect of the Exercised Shares, including bonus shares but excluding cash dividends ("Rights"), shall be issued to the Trustee and held by the Trustee until the End of the Period, and such Rights shall be subject to the taxation route which is applicable to such Exercised Shares.

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                    Notwithstanding the aforesaid, Exercised Shares or Rights
may be sold or transferred, and the Trustee may release such Exercised Shares (or 102 Options) or Rights from Trust, prior to the End of the Period, provided however, that tax is paid or withheld in accordance with Section 102(b)(4) of the Ordinance, and subject to the other provisions of this Plan.

               (b) In the event an Option is granted under Section 102(c) of the Income Tax Ordinance to a Grantee who is an employee at the time of such grant, if the Grantee's employment is terminated, for any reason, such Grantee shall provide the Company with a guarantee or collateral, as determined by the Committee, securing the payment of all taxes required to be paid upon the sale of the Exercised Shares received upon exercise of such Option.

     6. RESERVED SHARES: The total number of Shares that may be subject to Options granted under this Plan and the Company's other existing incentive plans (collectively, the "Plans") shall not exceed 15,000,000 in the aggregate, subject to adjustments as provided in Section 11 hereof. Without derogating from the foregoing, the Committee shall have full authority in its discretion to determine that the Company may issue, for the purposes of the Plans, previously issued Shares that are held by the Company, from time to time, as Dormant Shares (as such term is defined in the Companies Law, 1999). All Shares under the Plan, in respect of which the right hereunder of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plans.

     7.   GRANT OF OPTIONS:

          7.1 The Committee in its discretion may award to Grantees Options available under the Plan. Unless otherwise specified by the committee, each Option shall expire ten years after the Date of Grant or otherwise as provided in section 10.1 below, and shall vest in accordance with the vesting schedule that shall be determined by Committee (per Grantee), at the Committee's sole discretion.

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          7.2  REPRICING. Subject to applicable law, the Committee shall have full authority to, at any time and from time to time, without the approval of the shareholders of the Company, (i) grant in its discretion to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having an exercise price lower than provided in the Option so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan, or
(ii) effectuate a decrease in the Exercise Price (see Section 8 below) of outstanding Options. At the full discretion of the Committee such actions may be brought before the shareholders of the Company for their approval.

     8. EXERCISE PRICE: The exercise price per Share covered by each Option shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to guidelines as shall be issued by the Board from time to time ("EXERCISE PRICE").

     9.   EXERCISE OF OPTIONS:

          9.1 Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the Plan. Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option has not been exercised and the Shares covered thereby not paid for within ten (10) years after the Date of Grant (or any shorter period determined by the Committee) or otherwise as provided in section 10.1(d) below, such Option and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall ipso facto expire. The option committee may limit execution of Options for certain periods.

          9.2 Each payment for Shares shall be in respect of a whole number of Shares, and shall be effected in cash or by a bank's check payable to the order of the Company, or such other method of payment acceptable to the Company.

     10.  TERMINATION OF EMPLOYMENT OR SERVICE:

          10.1 In the event that a Grantee who was an employee of the Company on the Date of Grant of any Options ceases, for any reason, to be employed by the Company ("Termination of Employment"), all Options theretofore granted to such Grantee when such Grantee was an employee of the Company shall terminate as follows (for the purpose of this Plan, the date of Termination of Employment shall be deemed as occurring not later than two months after notifying the employee of termination, or receiving notice of termination from the employee, as the case may be, unless determined otherwise by the Company's management ("DATE OF TERMINATION OF EMPLOYMENT")):

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               (a)  All such Options, which are not vested at the Date of
Termination of Employment shall terminate immediately.

               (b) If the Grantee's Termination of Employment is due to (i) the Grantee has committed any flagrant criminal offense, or (ii) the Grantee has committed a fraudulent act towards the Company, or (iii) the Grantee caused intentionally, by act or omission, any financial damage to the Company, all the Options whether vested or not shall ipso facto expire immediately and be of no legal effect.

               (c) Subject to Sub Sections (a) and (b) above, unless otherwise determined by the Committee, all vested Options shall expire six months following the Date of Termination of Employment, if not exercised prior to such date.

          10.2 The transfer of a Grantee from the Company to the affiliated Company, shall not be deemed a Termination of Employment for purposes hereof. Whether an authorized leave of absence on military, governmental or public service or otherwise, or termination of employment under certain conditions, shall constitute Termination of Employment for the purposes hereof shall be conclusively determined by the Committee.

          10.3 In the event that a Grantee who is a director, consultant or contractor of the Company, ceases, for any reason, to serve as such prior to the vesting of any of his Options, all Options theretofore granted to such Grantee which are not yet so vested in such Grantee shall terminate on such date of cessation of service as a director, consultant or contractor ("DATE OF CESSATION") and the provisions of Sections 10.1(a), 10.1(b), 10.1(c) and 10.1(d) shall apply ,MUTATIS MUTANDIS, to such cessation of service. For the purposes of this Section 10, Date of Cessation shall mean:

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                    (a)  With regard to directors, the date on which a director submits notice of resignation from the Board or the date on which the shareholders of the Company remove such director from the Board; and

                    (b) With regard to consultants and contractors, the date on which the consulting or contractor agreement between such consultant or contractor, as applicable, and the Company or the date on which either of the parties to such agreement sends the other notice of its intention to terminate said agreement.

          10.4 Notwithstanding the foregoing provisions of this Section 10, the Committee may provide, either at the time an Option is granted or thereafter, that such Option may be exercised after the periods provided for in this Section 10, but in no event beyond the term of the Option.

     11.  ADJUSTMENT UPON CHANGES IN CAPITALIZATION:

          11.1 Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Shares covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares or the payment of a stock dividend (bonus shares) with respect to the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; PROVIDED, HOWEVER, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration" Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

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          11.2 Unless otherwise provided by the Board, in the event of the proposed dissolution or liquidation of the Company, all outstanding Options will terminate immediately prior to the consummation of such proposed action.

          11.3 If, upon a Merger or Sale of all of the Company's Assets (as hereinafter defined), the consideration received (the "Consideration") shall be the exchange of the securities of the Company for the securities of another corporation or a parent or subsidiary of such other corporation (each, a "SUCCESSOR ENTITY"), then, each Option shall, at the sole and absolute discretion of the Committee, either:

               (a) Be substituted for options to purchase shares of the Successor Entity, and appropriate adjustments shall be made in the exercise price per share to reflect such exchange; or

               (b) Be assumed by the Successor Entity such that the Grantee may exercise the Options for such number of shares of the Successor Entity or amount of other securities thereof, and appropriate adjustments shall be made in the purchase price per share to reflect such exchange.

     Anything herein to the contrary notwithstanding, the provisions of this
Section 11.3 shall be subject to all the terms and provisions of the Plan remaining in full force and effect.

               "Merger" means a merger or consolidation or a similar business combination, in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction.

               "Sale of All of the Company's Assets" means the sale, transfer or other disposition of all or substantially all of the Company's assets.

          11.4 Unless otherwise provided by the Company's incorporation documents, in the event that all or substantially all of the issued and outstanding share capital of the Company is to be sold (the "SALE"), each Grantee shall be obligated to participate in the Sale and sell its shares and/or Options in the Company, provided, however, that any and all rights, preferences, and privileges previously granted to any such Grantee shall remain in effect and shall apply to the shares and/or Options sold under this Section 11.4.

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     12.  LIMITATIONS ON TRANSFER: Unless otherwise determined by the Committee, no Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.

     13.  TERM AND AMENDMENT OF THE PLAN:

          13.1 The Plan shall terminate upon the earliest of (i) the expiration of the ten (10)-year period measured from the date it was adopted by the Board, or (ii) the termination of all outstanding Options in connection with a Merger or Sale of All of the Company's Assets. All Options outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such Options.

          13.2 Subject to applicable laws and regulations, the Board in its discretion may, at any time and from time to time, amend this Plan, including effecting the following amendments without the approval of the Shareholders of the Company: (i) expanding the class of participants eligible to participate in the Plan; and/or (ii) expanding the types of options or awards provided under the Plan and/or (iii) extending the duration of the Plan. Notwithstanding the aforesaid, at the full discretion of the Board any of the above actions may be brought before the shareholders of the Company for their approval. However, no amendment or modification shall adversely affect any rights and obligations with respect to Options at the time outstanding under the Plan, unless the applicable Grantee consents to such amendment or modification.

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     14.  TAX CONSEQUENCES: All tax consequences and obligations regarding any other compulsory payments (of the Company or the Grantee) arising from the grant or exercise of any Option, from the payment for, or the subsequent disposition of, Shares covered thereby or from any other event or act (of the Company or the Trustee or the Grantee) hereunder, shall be borne solely by the Grantee, and the Grantee shall indemnify the Company and the Trustee and hold them harmless against and from any and all liability for any such tax or other compulsory payment, or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax or other compulsory payment from any payment made to the Grantee.

     15.  MISCELLANEOUS:

          15.1 CONTINUANCE OF EMPLOYMENT. Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Company to continue the employment of any Grantee, and nothing in the Plan or in any Option granted pursuant thereto shall confer upon any Grantee any right to continue in the employ of the Company, or restrict the right of the Company to terminate such employment at any time.

          15.2 GOVERNING LAW. The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of New York. All disputes related to this Plan shall be resolved in accordance with commercial arbitration law by a single arbitrator selected by the Company.

          15.3 APPLICATION OF FUNDS. The proceeds received by the Company from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes of the Company.

          15.4 MULTIPLE AGREEMENTS. The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee. The grant of multiple Options may be evidenced by a single instrument of grant or multiple instruments of grant, as determined by the Committee.

          15.5 NON-EXCLUSIVITY OF THE PLAN. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.